27 April 2004



Corus Sells UK Sheet Piling Commercial Operations

As part of its ongoing UK restructuring programme and Restoring Success initiative, Corus has agreed the sale of its UK hot rolled sheet piling commercial operations (sales and technical sales businesses) to Arcelor. These businesses have a nil net asset value within Corus.

Sheet piling is not regarded as a core product and therefore the sale will allow Corus to focus investment and resources on strategic products and facilities.

Note
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In 2003, Corus' hot rolled sheet piling sales amounted to 48,000 tonnes to UK customers and exports of 106,000 tonnes.

Ends.